UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Concurrent Computer Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

206710402

(CUSIP Number)

Karen Singer

212 Vacarro Drive

Cresskill, NJ 07626

(201) 750-0415

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 23, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 206710402

1	NAME OF REPORTING PERSONS KAREN SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 312,077
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 312,077
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON IN

CUSIP 206710402

1	NAME OF REPORTING PERSONS Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 233,189
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 233,189
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A7

This constitutes Amendment No. 7 to the statement on Schedule 13D (the “Amendment No. 7”) filed on behalf of Karen Singer (“Singer”), as trustee of Singer Children’s Management Trust (the “Trust”), and Lloyd I. Miller, III (“Miller”), dated and filed May 25, 2012 (the “Statement”), relating to the common stock, $0.01 par value (the “Common Stock”), of Concurrent Computer Corporation (the “Issuer”). Each of Singer and Miller is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons. The address of the principal executive offices of the Issuer is 4375 River Green Parkway, Suite 100, Duluth, GA 30096. This Amendment No. 7 is being filed to report that since the filing of the Statement, a material change occurred in the percentage of the shares of common stock of the Issuer (the “Shares”) beneficially owned by the Reporting Persons. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Singer may be deemed to beneficially own 312,077 Shares through the Trust, as follows:

Singer is the trustee of the Trust, which was created pursuant to the Trust Agreement, dated May 29, 1998. All of the Shares held by the Trust were purchased by funds generated and held by the Trust. The aggregate amount of funds used for the purchase of the Shares was approximately $1,106,164.10.

Miller may be deemed to beneficially own 233,189 Shares through the following entities:

Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-4 (“Trust A-4”). Trust A-4 was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. Trust A-4 was further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to Trust A-4. All of the Shares held by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $333,401.60.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the managing member of the general partner of Milfam II were purchased with funds contributed to Milfam II by its partners or funds generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was approximately $485,263.68.

The aggregate purchase prices set forth in this Item 3 may include brokerage commissions and/or certain cost basis adjustments.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Singer, as trustee of the Trust, may be deemed to beneficially own 312,077 Shares of the Issuer, comprising approximately 3.4% of the outstanding shares of Common Stock, based on 9,226,054 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on April 30, 2013.

Miller may be deemed to beneficially own 233,189 Shares, comprising approximately 2.5% of the outstanding shares of Common Stock, based on 9,226,054 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on April 30, 2013. As of the date hereof, 95,330 of the Shares beneficially owned by Miller are owned in the name of Trust A-4 and 137,859 of the Shares beneficially owned by Miller are owned in the name of Milfam II.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares they do not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that such Reporting Person does not directly own.

(b) Singer has sole dispositive and voting power over the Shares owned by the Trust as reported on this Schedule 13D.

Miller has sole dispositive and voting power for the Shares owned by Trust A-4 and Milfam II as reported on this Schedule 13D.

(c) The following table details the transactions effected by the Reporting Persons since the filing of Amendment No. 6.

Singer Children’s Management Trust

Date of Transaction	Number of Shares Sold	Price Per Share
August 22, 2013	13,000	$8.4927
August 23, 2013	48,600	$8.6205
August 26, 2013	46,900	$8.8701
August 27, 2013	7,000	$8.7914

Lloyd I. Miller, III - Trust A-4

Date of Transaction	Number of Shares Sold	Price Per Share
August 22, 2013	13,000	$8.4927
August 23, 2013	48,500	$8.6205
August 26, 2013	46,900	$8.8701
August 27, 2013	6,600	$8.80

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated August 29, 2013

KAREN SINGER

By:__/s/ Karen Singer____________________

Lloyd I. Miller, III

By:___/s/ Lloyd I. Miller, III______________